UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Kintera, Inc.

(Name of Issuer)

Common Stock ($0.001 par value per share)

(Title of Class of Securities)

49720P506

(CUSIP Number)

May 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 49720P506	Page 2 of 9 pages

1.	Names of Reporting Person. I.R.S. Identification No. of above person (entities only) Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,847,337 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,847,337 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,847,337 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%, based on 40,120,345 shares of common stock issued and outstanding as of April 30, 2007.

12.	Type of Reporting Person* IA; OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G

CUSIP NO. 49720P506	Page 3 of 9 pages

1.	Names of Reporting Person. I.R.S. Identification No. of above person (entities only) Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,161,400 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,161,400 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,161,400 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%, based on 40,120,345 shares of common stock issued and outstanding as of April 30, 2007.

12.	Type of Reporting Person* HC; PN

13G

CUSIP NO. 49720P506	Page 4 of 9 pages

1.	Names of Reporting Person. I.R.S. Identification No. of above person (entities only) Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,161,400 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,161,400 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,161,400 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%, based on 40,120,345 shares of common stock issued and outstanding as of April 30, 2007.

12.	Type of Reporting Person* HC; OO

13G

CUSIP NO. 49720P506	Page 5 of 9 pages

1.	Names of Reporting Person. I.R.S. Identification No. of above persons (entities only) Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,161,400 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,161,400 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,161,400 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%, based on 40,120,345 shares of common stock issued and outstanding as of April 30, 2007.

12.	Type of Reporting Person* HC; IN

Item 1.	(a)	Name of Issuer:

Kintera, Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

The address of the Company is 9605 Scranton Road, San Diego, CA 92121.

Item 2.	(a)	Name of Persons Filing:

The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”)

	(b)	Address of Principal Business Office:

The business address of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

	(c)	Citizenship:

Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

	(d)	Title of Class of Securities:

Common Stock ($0.001 par value)

	(e)	CUSIP Number:

49720P506

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ]	Investment company registered under Section 8 of the Investment Company Act.

(e) [X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.		Ownership:

	(a)	Amount Beneficially Owned as of May 31, 2007:

		Magnetar Financial	2,847,337
		Magnetar Capital Partners	4,161,400
		Supernova Management	4,161,400
		Mr. Litowitz	4,161,400

	(b)	Percent of Class:
			7.1%
		Magnetar Financial	10.4%
		Magnetar Capital Partners	10.4%
		Supernova Management	10.4%
		Mr. Litowitz

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

		Magnetar Financial	2,847,337
		Magnetar Capital Partners	– 0–
		Supernova Management	– 0 –
		Mr. Litowitz	– 0 –

		(ii)	Shared power to vote or to direct the vote:

		Magnetar Financial	– 0 –
		Magnetar Capital Partners	4,161,400
		Supernova Management	4,161,400
		Mr. Litowitz	4,161,400

		(iii)	Sole power to dispose or to direct the disposition of:

		Magnetar Financial	2,847,337
		Magnetar Capital Partners	– 0 –
		Supernova Management	– 0 –
		Mr. Litowitz	– 0 –

		(iv)	Shared power to dispose or to direct the disposition of:

		Magnetar Financial	– 0 –
		Magnetar Capital Partners	4,161,400
		Supernova Management	4,161,400
		Mr. Litowitz	4,161,400

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2007

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, as Sole Member

By: /s/ Alec N. Litowitz

Name: Alec N. Litowitz Title: Manager of Supernova Management LLC, as General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By: /s/ Alec N. Litowitz

Name: Alec N. Litowitz Title: Manager of Supernova Management LLC, as General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By: /s/ Alec N. Litowitz

Name: Alec N. Litowitz Title: Manager

ALEC N. LITOWITZ

/s/ Alec N. Litowitz